Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

January 27, 2010

Catalyst Paper announces extension of the private exchange offer and consent solicitation related to its 8 5/8% senior notes due 2011 (CUSIP No. 65653RAD5)

Richmond, BC – Catalyst Paper Corporation (TSX:CTL) today announced an extension of the private exchange offer and consent solicitation (the “Exchange Offer”) for its outstanding 8 5/8% Senior Notes due June 15, 2011 (the “Old Notes”), made pursuant to its Offering Memorandum and Consent Solicitation, dated November 24, 2009 (the “Offering Memorandum”) and the accompanying letter of transmittal (the “Letter of Transmittal” and together with the Offering Memorandum, the “Offer Documents”).  The terms of the Exchange Offer were previously amended as described in the press release dated January 25, 2010.

The exchange offer and consent solicitation is being amended to extend the expiration date, from 5:00 p.m., New York City time, on January 29, 2010, to 5:00 p.m., New York City time, on February 5, 2010, unless further extended by Catalyst.  Catalyst expects to have an amendment to the Offering Memorandum reflecting the amended terms as described in the January 25 press release available to be delivered to eligible holders prior to February 5, 2010, the extended expiration date.  Under the terms of the support agreement Catalyst has entered into with an ad hoc group (the "Ad Hoc Committee") of holders of the Old Notes holding U.S. $101,334,000, or 28.6%, of the outstanding Old Notes, Catalyst will not extend the expiration date of the amended Exchange Offer beyond February 26, 2010, without the consent of the Ad Hoc Committee.

Catalyst has been advised by the exchange agent for the Exchange Offer that, as of the close of business on January 26, 2010, the aggregate principal amount of Old Notes that had been validly tendered (and not validly withdrawn) and for which related consents had been validly delivered (and not validly revoked) was approximately U.S. $29.35 million.

The Exchange Offer will be made, and the New Notes will be offered and issued, in transactions exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Accordingly, the Exchange Offer will only be made to holders of Old Notes (i) that are both “qualified institutional buyers,” as that term is defined in Rule 144A under the Securities Act, and “accredited investors,” as that term is defined in Rule 501(a) under the Securities Act, or (ii) outside the United States, that are persons other than “U.S. persons,” as that term is defined in Rule 902 under the Securities Act, in offshore transactions in reliance upon Regulation S under the Securities Act (collectively, the “Eligible Holders”).  In Canada, the Exchange Offer will be made pursuant to the exemption from the prospectus and registration requirement found in S.2.14 of National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”)

THIS RELEASE DOES NOT CONSTITUTE AN OFFER, OR THE SOLICITATION OF AN OFFER, TO BUY OR SELL ANY SECURITY. THIS RELEASE ALSO IS NOT A SOLICITATION OF CONSENTS TO THE PROPOSED AMENDMENTS TO THE INDENTURE.  OFFERS IN CONNECTION WITH THE EXCHANGE OFFER WILL BE MADE SOLELY BY THE OFFER DOCUMENTS AND ONLY TO ELIGIBLE HOLDERS. NO RECOMMENDATION IS BEING MADE BY CATALYST AS TO WHETHER HOLDERS OF THE OLD NOTES SHOULD TENDER THEIR OLD NOTES OR GIVE THEIR CONSENT.

Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713

Peter Staiger
Vice-President, Treasurer
604-247-4372